NORTH AMERICAN NICKEL INC.

(formerly Widescope Resources Inc.)

Management Discussion and Analysis
For the Six Month Period Ended June 30, 2010

THE ATTACHED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THIS MANAGEMENT DISCUSSION AND ANALYSIS AND ARE HEREBY INCLUDED BY REFERENCE

The date of this Management’s Discussion and Analysis is August 27, 2010.

The Company was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd. The company’s name was changed to Widescope Resources Ltd. on May 1, 1984, and to Gemini Technology Inc. on September 17, 1985. In conjunction with a reverse split of its common shares on a five-old for one-new basis, the Company adopted the name International Gemini Technology Inc effective September 23, 1993. The Company’s name was changed to Widescope Resources Inc., effective July 12, 2006. Effective April 19, 2010 the Company’s shareholders approved a special resolution to reorganize the Company’s capital structure by consolidating in a reverse stock split the existing common shares on the basis of each two (2) old shares being equal to one (1) new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. Also effective this date the Company’s name was changed to North American Nickel Inc. to reflect its new focus. All references to common shares, stock options, warrants and weighted average number of shares outstanding in this discussion and the accompanying financial statements reflect the share consolidation unless otherwise noted.

In April 2010 the Company initiated a series of actions to realign its focus into the field of nickel exploration in the prolific nickel belts around Sudbury, Ontario and Thompson, Manitoba. These actions were reported in a news release dated April 6, 2010.

Additionally – in April 2010 the Company’s shareholders elected 4 new directors, to replace three retiring directors. The directors of the Company have appointed new senior management to oversee the daily operations of the Company.

During 2004 alternatives in the resource sector were explored. Oil and gas projects were investigated, and one in particular was the subject of considerable attention. Increasing energy prices brought with them increasing expectations on the part of the owners of that project, ultimately causing interest to wane. Precious metals projects continued to be reviewed as the entry cost was deemed to be lower, and expenditures in minerals exploration appeared to be more controllable. Toward the end of 2004, the Directors were contemplating making a proposal on one particular project.

A proposal was made on a precious metals mining prospect in 2005. The precious metals prospect was comprised of some 2800 hectares in the Rice Lake Mining area of the Province of Manitoba, Canada. The property is just over 3 miles from a mine that had produced over 1.3 million ounces of gold before being closed because it became uneconomic at $35 per ounce gold. (This mine has now been reopened.) The company carried out early stage geological and related work during 2005, through an investment in the company owning the mining claims.

In 2006 further work was done on the prospect, In accordance with the terms of the agreement with the owners of the prospect the cost of work done effectively resulted in the company acquiring ownership in the company owning the prospect. This, combined with the exercise of an option agreement with one of the owners, resulted in The Company now owning just over 65% of Outback Capital Inc. (“Outback” or “PFG”) the company which owns the prospect.

In 2007 due to unavailability of qualified personnel no significant work was undertaken on the claims in the Rice Lake Mining area.

In 2008, world economic conditions abruptly curtailed access to new capital. No significant work was undertaken in order to preserve the company’s limited capital.

Trend Analysis
The business of the Company entails significant risks. Any analysis of the trend of the company’s activities would reveal this. And there is nothing to suggest that these trends will change.

The Company’s principal business activity is the exploration and development of mineral properties in Canada. The Company has not yet determined whether these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for mineral property costs is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds. As of June 30, 2010 the Company had working capital of $839,911 compared with a deficit of $102,535 at the December 31, 2009 year-end and has incurred substantial losses to date. The Company will require additional funding to meet its obligations and the costs of its operations.

When managing capital, the Company’s objectives is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to manage its capital.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Resource Properties

All technical information in this document has been reviewed by Dr. Mark Fedikow, PGeo, the qualified person for the Company under National Instrument 43-101.

Sudbury, Ontario nickel properties:

Post Creek Property

On December 23, 2009 the Company executed a letter of intent whereby the Company would have an option to acquire the mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario. The Company paid a non-refundable deposit of $7,500. On April 5, 2010 the Company entered into an option agreement to acquire rights to Post Creek Property. In order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following consideration:

				Exploration
Date	Payment	Issuance of shares		Requirements
On or before April 5, 2010	$12,500	400,000	paid & issued
On or before April 5, 2011	$30,000	300,000		$15,000
On or before April 5, 2012	$50,000	300,000		$15,000
On or before April 5, 2013	$50,000	-		$15,000

	$142,500	1,000,000		$45,000

The property is located 35 km east of Sudbury in Norman and Parkin townships and consists of 35 contiguous unpatented mining claims and one isolated claim covering an area of 688 hectares. It is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of FNX Mining. The property lies along the extension of the Whistle Offset Dyke Structure which is a major geological control for Ni-Cu-PGM mineralization. This structure hosted the former INCO Whistle Offset copper-nickel-PGM Mine (5.7 million tons grading 0.33% Cu, 0.95% Ni and 3.77 g/t total platinum metals as well as the Podolsky North and Podolsky 2000 copper-precious metal deposits. FNX forecast the production of 372,049 tons of ore at Podolsky yielding 1.8 million pounds of payable nickel, 28.5 million pounds of payable copper and 27,300 ounces of payable platinum, palladium and gold for 2009. Previous operators located the extension of the Whistle Offset Dyke structure on the Post Creek property as a direct result of their geological, geophysical and Mobile Metal Ion geochemical surveys. Drilling on this structure intersected a 0.66 m near solid to solid sulphide zone with 0.48% copper, 0.08% nickel, 53 parts per billion (ppb) palladium, 34 ppb platinum and 20 ppb gold. A rock sample collected along the structure assayed 0.83% Ni, 0.74% Cu, 0.07% Co, 2241 ppb Pt and 1051 ppb Pd. Significant potential for nickel-copper-PGM is demonstrated on the Post Creek property.

A NI 43-101 compliant Technical Report has been commissioned, with Dr. Walter Peredery, formerly of INCO, as the author.

During the six months ended June 30, 2010:

The exploration program to evaluate the mineral potential of the Whistle Offset Dyke Structure was initiated. This project included outcrop stripping, washing and detailed mapping. There were also a number of reconnaissance programs initiated concurrently to evaluate the Post Creek property for shallowly-buried mineralization. The geophysical approach was based on the use of a beep mat and selected traverses across the property were undertaken. A number of elevated EM responses were obtained and a number of these areas were stripped of overburden using an excavator and washed using a Wajax pump. Exposed mineralization was chip sampled and sent to SGS Mineral Services for a multi-element analysis including assay for Au, Pt and Pd. Results are pending. Selected soil geochemical surveys were undertaken over historic IP chargeability anomalies. Samples were submitted to SGS Mineral Services for analysis and are pending.

Airborne VTEM geophysical survey results and ground IP and magnetic surveys undertaken by previous operators were obtained from the geophysical contractors in digital formats and these data will form individual “layers” for integration with geological and geochemical datasets.

All databases will form the basis for an assessment report to be submitted to the Ontario government Mining Recorders office in Sudbury.

Woods Creek Property

On December 23, 2009 the Company executed a letter of intent whereby the Company would have an option to acquire the mineral claim known as the Woods Creek Property located within the Sudbury Mining District of Ontario. The Company paid a non-refundable deposit of $2,500. On April 5, 2010, the Company entered into an option agreement to acquire rights to Woods Creek Property. In order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following consideration:

				Exploration
Date	Payment	Issuance of shares		Requirements
On or before April 5, 2010	$7,500	150,000	paid & issued
On or before April 5, 2011	$15,000	150,000		$24,000
On or before April 5, 2012	$20,000	-		$24,000
On or before April 5, 2013	$45,000	-		$24,000

	$87,500	300,000		$72,000

The Woods Creek claim block is located in Hyman Township about 50 km west of Sudbury and comprises eight contiguous unpatented mining claims covering 1,264 hectares. The target on the property is disseminated to near-solid nickel-copper-cobalt-PGM mineralization hosted within Nipissing Diabase dykes which cover 50% of the property. This style of mineralization is currently being mined by Ursa Major Minerals at their Shakespeare deposit 15 km southwest of the Woods Creek property. It contains 7,301,000 tons grading 0.37% Ni, 0.39% Cu, 0.024% Co, 0.37 g/t Pt, 0.40 g/t Pd and 0.20 g/t Au.

Previous operators defined a number of mineralized zones on the Woods Creek property, but little follow-up exploration was undertaken. The Main Zone prospect is a zone of 10-40% pyrrhotite-chalcopyrite mineralization that assayed 1.22% Cu, 0.95% Ni, 354 ppb combined Pt and Pd and 136 ppb Au. Diamond drilling on this zone intersected a 6.5 m section of gabbro with pyrrhotite and chalcopyrite that assayed up to 1.09% Ni, 0.37% Cu, 301 ppb combined Pt and Pd and 1110 ppm Co (0.11%). The Ravenshill prospect was discovered in 2005 as a result of geological mapping and prospecting. It comprises near solid pyrrhotite and chalcopyrite in brecciated gabbro with assays of 0.66% Ni, 0.90% Cu, 0.09% Co, 68 ppb Pt, 227 ppb Pd and 46 ppb Au.

During the six months ended June 30, 2010:

No work was performed during this period.

Halcyon Property

On April 5, 2010, the Company entered into an option agreement to acquire rights to Halcyon Property. In order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following consideration:

				Exploration
Date	Payment	Issuance of shares		Requirements
On or before April 5, 2010	$15,000	300,000	paid & issued
On or before April 5, 2011	$25,000	200,000		$22,000
On or before April 5, 2012	$35,000	200,000		$22,000
On or before April 5, 2013	$35,000	-		$22,000

The property is located 35 Km NNE of Sudbury in the SE corner of Parkin Twp, and consists of 46 unpatented mining claims. It is readily accessible by paved and all-weather gravel road. Halcyon is adjacent to the Post Creek property and contains the extension of the metallogenetically significant Whistle Offset Structure. It is approximately 2 km north of the producing Podolsky Mine of FNX Mining. Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 Km North of the property.

During the six months ended June 30, 2010:

No work was performed on this property during this period.

Bell Lake Property

On April 5, 2010, the Company entered into an option agreement to acquire rights to Bell Lake Property. In order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following consideration:

				Exploration
Date	Payment	Issuance of shares		Requirements
On or before April 5, 2010	$25,000	300,000	paid & issued
On or before April				$
5, 2011	$25,000	300,000			—
On or before April				$
5, 2012	$40,000	400,000			—
On or before April				$
5, 2013	$40,000	—			—
On or before April 5, 2014	$80,000	—

The Bell Lake property is a 256 acre property that covers approximately 1 km of the Mystery Offset Dyke or “MOD”. The MOD is interpreted to be an extension of the Worthington Offset Dyke which is a 10-11 km long mineralized structure that extends from the southwest margin of the Sudbury Igneous Complex. Offset Dyke environments are significant hosts to nickel-copper-PGM mineralization in the Sudbury Basin. The Worthington Offset Dyke hosts the past producing Worthington Mine and the Victoria Mine (1.5 million tons of 2.2% copper, 1.5% nickel and 2.3 g/t total precious metals). It is also host to Vale Inco’s Totten Mine development (10.1 million tons at 1.5% nickel, 2% copper and 4.8 g/t platinum group metals). Crowflight Minerals AER-Kidd property also occurs within the Worthington Offset. The Bell Lake property is marked by surface exposures of disseminated to near-solid nickel-copper sulphide mineralization with PGM values. The Mystery Offset Dyke offers excellent exploration potential for the discovery of additional nickel-copper-PGM mineralization. Deep-looking ground geophysical technologies and diamond drilling will test the property after detailed geological mapping has been undertaken on the property.

During the six months ended June 30, 2010:

No work was performed on this property during this period.

Manitoba nickel properties:

On July 23, 2010 the Company issued 6,000,000 shares at a price of $0.06 per share to a company with common directors in accordance with the Purchase and Sale Agreement entered into on April 5, 2010 to acquire ownership of the South Bay, Thompson North and Cedar Lake properties in Manitoba, subject to a 2% NSR reserved by the vendor, in exchange for a $1,000 cash payment and 6,000,000 post-consolidation common shares valued at $0.06 per share.

South Bay: Exploration was spurred at the South Bay property by the September, 2003 discovery of a zone of high-grade nickel mineralization. The nickel-copper-cobalt platinum group element (“PGE”) zone was found in one wall of a new road cut 60 km east of the town of Leaf Rapids, Manitoba. The average grade of eleven samples of near-solid sulphide collected from boulder-sized blast rubble in the road cut exposure is 2.42 % Ni, 0.78 % Cu, 697 ppm Co and 1.32 g/t PGE. The mineralization is sedimentary-rock-hosted and exhibits similar metal characteristics to ores associated with magma-derived nickel deposits that are mined at Thompson and worldwide. Airborne geophysical surveys (VTEM) have been flown over the property and preliminary soil geochemical surveys have been undertaken.

During the six months ended June 30, 2010:

There have been no current activities on the property.

Thompson North: The property overlies the world class Thompson Nickel Belt (“TNB”) where Vale Inco continues to mine nickel-copper-cobalt and platinum group element mineralization hosted within sedimentary and mafic intrusive rocks. Based on research by the Manitoba Geological Survey the northeastern extension of the TNB has been traced through the Thompson North property making the area highly attractive for repetitions of TNB mineralization. Airborne geophysics (VTEM) has been flown over the property and numerous anomalous magnetic and electromagnetic features identified. Follow-up exploration will be based upon ranking and modeling of geophysics and soil geochemical surveys.

During the six months ended June 30, 2010:

There have been no current activities on the property.

Cedar Lake: The property occupies the southern portion of the Thompson Nickel Belt where previous exploration based on the drill-testing of geophysical anomalies has identified key stratigraphic components that host producing nickel-copper-cobalt and platinum group elements at the Thompson and Pipe Mines of Vale Inco. Nickel mineralization has been intersected in drilling on adjacent Mineral Exploration Licenses. The prospective rock units are overlain by younger carbonate rocks and conceal the TNB in this area. The Company has undertaken airborne geophysical surveys (VTEM) and delineated numerous conductive and magnetic anomalies. These anomalies will be prioritized and drill tested subsequent to soil geochemical surveys.

During the six months ended June 30, 2010:

There have been no current activities on the property.

Selected Financial Information

The Company’s consolidated financial statements for the six months ended June 30, 2010 (the “Consolidated Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles and practices. Currency amounts are in Canadian dollars, except where stated otherwise. The following selected financial information is taken from the Consolidated Financial Statements and should be read in conjunction with those statements.

		For the six months ended
	June 30, 2010	June 30, 2009	June 30, 2008
Financial Results
Net loss	$181,628	$26,321	$46,092
Basic loss per share	0.03	0.00	0.00

As at:	June 30, 2010	December 31, 2009	December 31, 2008

Balance Sheet Data
Share capital per Canadian GAAP	$ 14,740,333	$ 13,649,333	$13,649,333
Common shares issued	25,291,730	5,441,730	5,441,730
Weighted average shares outstanding per
Canadian GAAP	5,661,067	5,441,730	5,441,730
Total assets	$1,130,716	$184,212	$251,312
Net assets (liabilities)	971,063	$(54,784)	$38,336
Exchange rates (Cdn$ to U.S.$) period average	0.9669	0.8757	0.9371

Results of Operations
Historically — the Company has shown modest losses for the past several years. Prior to the acquisition of PFG — the expenses of the Company were almost completely related to satisfying regulatory requirements, including the annual meeting, financial reporting, communications with shareholders; and seeking and evaluating acquisition prospects for suitability and ability to attract financing. With the June 30, 2006 completion of the PFG acquisition the Company’s expenses became more heavily weighted in favour of the exploration work and analysis being carried out on its exploration properties.

During the period ended June 30, 2010 the Company recorded a net loss of $181,628 compared with a loss of $26,321 for the same 2009 period. The loss is a result of the general and administrative expenses increasing due to the private placement transaction and the acquisition of the Sudbury properties and the Manitoba properties. The significant areas of increased general and administrative costs are legal fees of $44,743, regulatory fees of $18,366 and property impairment costs on the Pinefalls Gold Property of $91,000. The Company reported a gain on the sale of Outback of $96,749.

Fluctuations in Results
With the June 30, 2006 completion of the PFG acquisition the Company’s revenues were derived from management fees charged to PFG prior to the acquisition. From July 2006 forward, these fees have been eliminated upon consolidation.

With the PFG acquisition the Company’s expenses rose significantly due to exploration activities. Similarly, our expenses continued to increase due to the upward pressure on professional fees charged to reporting companies for compliance related services such as legal and audit work as a result of changes to securities legislation throughout North America. In previous years expenses fluctuated on the basis of postal rate increases, or reductions in courier or long distance phone rates.

Liquidity and Capital Resources
Since the Company is organized in Canada, the Company’s June 30, 2010 financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

As at June 30, 2010 the Company had accumulated losses totaling $13,963,614. The Company had working capital of $839,911 at June 30, 2010. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, as well as obtaining long-term financing when the company concludes an appropriate merger or acquisition agreement.

On April 7, 2010 the Company entered into a Stock Purchase Agreement whereby it agreed to sell its entire interest in Outback to an arms length party for cash consideration equivalent to the calculated book value of the Company’s holding at the date of closing. As a result of this transaction the Company no longer reports the PFG held shares of Cougar Minerals Corp. (“Cougar”), a company listed on the TSX Venture Exchange (Note 4). At initial recognition, each share was recorded at a fair value of $0.05. As at March 31, 2010 the closing price of Cougar’s shares was $0.09 per share with a total fair value of $45,000. The Company classifies the investment as available-for-sale. The Company’s portion of the unrealized gain on the shares of Cougar was recorded in other comprehensive income and the remaining portion is included in the balance of non-controlling interest as at March 31, 2010.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. However, had the last audit been conducted in accordance with U.S. generally accepted auditing standards the auditors would have reflected these concerns in their report and would have included an explanatory paragraph in their report raising concern about the Company’s ability to continue as a going concern.

As at June 30, 2010 the Company had a cash balance of $953,084.

Selected Financial Data Quarterly

	Three months ended
	June 30, 2010	March 31, 2010	December 31, 2009	September 30, 2009
Net loss	$(176,702)	$(4,926)	$(85,578)	$(5,746)
Basic loss per share	(0.03)	0.00	(0.02)	0.00

	Three months ended
	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008

Net loss	$(11,508)	$(14,813)	$(158,339)	$(5,152)
Basic loss per share	0.00	0.00	(0.02)	0.00

Balance Sheet Data
As at:	June 30, 2010	March 31, 2010	December 31, 2009	September 30, 2009

Share capital per Canadian GAAP	$14,740,333	$13,649,333	$13,649,333	$13,649,333
Common shares issued	25,291,730	5,441,730	5,441,730	5,441,730
Weighted average shares outstanding per Canadian GAAP	5,661,067	5,441,730	5,441,730	5,441,730
Total assets	$1,130,716	$152,435	$184,212	$251,476
Net assets (liabilities)	$971,063	$(71,155)	$(54,784)	$(31,629)
As at:	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008

Share capital per Canadian GAAP	$13,649,333	$13,649,333	$13,649,333	$13,649,333
Common shares issued	5,441,730	5,441,730	5,441,730	5,441,730
Weighted average shares outstanding per Canadian GAAP	5,441,730	5,441,730	5,441,730	5,441,730
Total assets	$203,378	$234,078	$251,312	$405,573
Net assets (liabilities)	$(12,985)	$23,523	$38,336	$188,069

Additional Disclosure for Venture Issuers Without Significant Revenue
The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of all material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company.

The Company has no significant revenues.
The Company has limited funds.
There is no assurance that the Company can access additional capital.
There is no assurance that the Company will be successful in its quest to find a commercially viable quantity of mineral resources.
The Company has a history of operating losses and may have operating losses and a negative cash flow in the future.
The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern.

Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements.

Table of Property Contractual Obligations

Post Creek
Date	Payment	Issuance of shares		Exploration Requirements

On or before April 5, 2010	$12,500	400,000	paid & issued
On or before April 5, 2011	$30,000	300,000		$15,000
On or before April 5, 2012	$50,000	300,000		$15,000
On or before April 5, 2013	$50,000	-		$15,000

	$142,500	1,000,000		$45,000

Bell Lake
Date	Payment	Issuance of shares		Exploration Requirements

On or before April 5, 2010	$25,000	300,000	paid & issued
On or before April 5, 2011	$25,000	300,000		$ —
On or before April 5, 2012	$40,000	400,000		$ —
On or before April 5, 2013	$40,000	-		$ —
On or before April 5, 2014	$80,000	-

	$210,000	1,000,000		$ —

Halcyon
Date	Payment	Issuance of shares		Exploration Requirements

On or before April 5, 2010	$15,000	300,000	paid & issued
On or before April 5, 2011	$25,000	200,000		$22,000
On or before April 5, 2012	$35,000	200,000		$22,000
On or before April 5, 2013	$35,000	-		$22,000

	$110,000	700,000		$66,000

Wood Creek
Date	Payment	Issuance of shares		Exploration Requirements

On or before April 5, 2010	$7,500	150,000	paid & issued
On or before April 5, 2011	$15,000	150,000		$24,000
On or before April 5, 2012	$20,000	-		$24,000
On or before April 5, 2013	$45,000	-		$24,000

	$87,500	300,000		$72,000

Related Party Transactions
During the period ended June 30, 2010, a company in which a director has an interest charged the Company $6,000 (2009: $6,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $148,211 (2009: $119,262) was settled with a cash payment plus the issuance of 2,640,000 shares at a value of $0.05 per share. The shares have been reported as a share subscription in which the shares were issued on July 23, 2010.

During the period ended the Company was in receipt of $500,000 for a private placement issuing 10,000,000 shares at a price of $0.05 per share. The purchasing company in the private placement shares common directors.

During the period ended the Company had a balance of $43,937 (December 31, 2009 $nil) reported in account payable and accrued liabilities. The amount of $18,937 for reimbursable expenses is owing to a vendor which shares common directors and the amount of $25,000 is owing to directors of the Company of which $8,000 was consulting fees, $10,000 was management fees and $7,000 was for geological consulting fees. The amount is for reimbursable expenses.

Related party transactions were in the normal course of business and have been recorded at the exchange amount which is the fair value agreed to between the parties. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

Critical Accounting Estimates
There are no critical accounting estimates.

Changes in Accounting Policies
As a result of the acquisition of PFG, the Company now has mineral property assets on its balance sheet and accordingly, the Company’s accounting policies now include accounting for mineral properties.  Adoption of the new policy was done prospectively from July 1, 2006. The cost of mineral properties and related exploration and development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the useful life of the properties following the commencement of commercial production or written off if the properties are sold, allowed to lapse, or abandoned. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties and related deferred exploration costs could be written off. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

The initial adoption of this policy had no impact on the company’s financial condition, changes in financial condition and results of operations. There exist no policy alternatives to this type of asset treatment.

(A) Newly adopted accounting standards
On January 1, 2008, the Company adopted several new accounting standards related to accounting changes, general standards of financial statement presentation, financial instruments, and capital disclosures that were issued by the Canadian Institute of Chartered Accountants (“CICA”). The new CICA standards are as follows:

Section 1506, Accounting Changes
This Section establishes criteria for changes in accounting policies, accounting treatment and disclosure regarding changes in accounting policies, estimates and corrections of errors. In particular, this section allows for voluntary changes in accounting policies only when they result in the financial statements providing reliable and more relevant information. This section requires changes in accounting policies to be applied retrospectively unless doing so is impracticable.

Section 1400, General Standards of Financial Statement Presentation
This Section requires that management make an assessment of the Company’s ability to continue as going concern over a period which is at least, but not limited to, twelve months from the balance sheet date. The Company has included this required disclosure in Note 1 to the financial statements.

Section 3855, Financial Instruments – Recognition and Measurement, Section 3856 – Hedges, Section 3862 – Financial Instruments – Disclosures, and Section 3863 — Financial Instrument Presentation
The Company adopted the CICA Handbook Sections 3855, “Financial Instruments – Recognition and Measurement”; Section 3856, “Hedges”; Section 3862, “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments Presentation”. Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost. Section 3862 and Section 3863 replace Section 3861, “Disclosure and Presentation” and revise and enhance disclosure requirements while carrying forward presentation requirements. The Company’s financial instruments consist of cash, receivables, marketable securities, and accounts payable. Cash is measured at face value, representing fair value and classified is held for trading. Receivables are measured at amortized cost and classified as loans and receivables. Marketable securities are classified as available-for-sale and measured at fair value at each reporting period with fair value being determined by quoted market price of the securities. Unrealized gains and losses from available-for-sale instruments are recognized in other comprehensive income (loss) during the period. Accounts payable are measured at amortized cost and classified as other financial liabilities.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values unless otherwise noted.

The Company has determined that it does not have derivatives or embedded derivatives.

The Company does not use any hedging instruments.

Section 1535, Capital Disclosures
This Section specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as a capital; (iii) whether the entity has not complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures recommended by this section in Note 9 to the financial statements.

(B) Future Accounting Changes

Other accounting pronouncements issued by the CICA with future effective dates, not listed below, are either not applicable or are not expected to be significant to the financial statements of the Company.

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Noncontrolling Interests”, which together replace the existing Section 1600, “Consolidated Financial Statements”, and provide the Canadian equivalent to International Accounting Standard 27, “Consolidated and Separate Financial Statements (January 2008)”. The new sections will be applicable to the Company on January 1, 2011. Section 1601 establishes standards for the preparation of consolidated financial statements, and Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Company is assessing the impact, if any, of the adoption of these new sections on its consolidated financial statements.

In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not been estimated at this time.

The Company is developing a project plan to ensure full compliance with this requirement by 2011. The Company’s project plan will consist of three phases:
Phase 1 – Scoping and Planning
This phase includes performing a high-level assessment to determine key areas of focus that will likely be impacted by the adoption of IFRS. The information obtained through this phase will be used to prepare a detailed plan for IFRS convergence. An assessment will also be performed as to whether information technology systems require modification in order to provide relevant and timely data required to meet the new reporting requirements under IFRS.
Phase 2 – Detailed Evaluation
This phase includes a detailed analysis of the impact of IFRS implementation on accounting determinations and disclosures. The detailed analysis will facilitate the selection of accounting policies under IFRS as well as the development of a detailed conversion strategy. A detailed determination of the impact of implementation on current internal control procedures and information technology will also be completed during this phase. As part of its implementation of IFRS, the Company will be required to comply with “IFRS 1 – First Time Adoption of IFRS” which set out the rules for first time adoption. In general, IFRS 1 requires an entity to comply with each IFRS statement effective at the reporting date for the entity’s first IFRS financial statements. This requires that an entity apply IFRS to its opening IFRS balance sheet as at January 1, 2010 (i.e. the balance sheet prepared at the beginning of the earliest comparative period presented in the entity’s first IFRS financial statements). Within IFRS 1 there are exemptions, some of which are mandatory and some of which are elective. The exemptions provide relief for companies from certain requirements in specified areas when the cost of complying with the requirements is likely to exceed the resulting benefit to users of financial statements. IFRS 1 generally requires retrospective application of IFRS statements on first-time adoptions, but prohibits such application in some areas, particularly when retrospective application would require judgments by management about past conditions after the outcome of a particular transaction is already known.
Phase 3 – Implementation and Reporting
This phase includes formally implementing necessary changes to internal control procedures in order to comply with IFRS. In this phase the final selection of accounting policies, reconciliation of financial statement balances as at January 1, 2010 to IFRS, and ultimately the preparation of financial statements and related disclosures required under IFRS as at and for the year ended December 31, 2011.

Disclosure Controls and Procedures Over Financial Reporting
Management has the responsibility for the design and implementation of controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with the accounting principles generally accepted in Canada. Based on a review of its internal controls at the end of the year covered by this MD&A, management believes its internal controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed and reported in an accurate and timely manner. There have been no significant changes in the Company’s internal control over financial reporting during the period ended June 30, 2010.

Management is responsible for the design and effectiveness of disclosure controls and other procedures to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls as of June 30, 2010 and have concluded these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

Share Capital Data
The following table sets forth the Company’s share capital data as at August 27, 2010:

Subsequent Events
The Company has evaluated subsequent events through the date of filing, and the following events have been identified:

(a) Effective July 23, 2010 the Company issued 1,150,000 shares to comply with the agreed consideration of the 4 option agreements for the Post Creek Property, Bell Lake Property, Woods Creek Property and Halcyon Property.

(b) Effective July 23, 2010 the Company issued 6,000,000 shares at a price of $0.06 per share to a company with common directors in accordance with the Purchase and Sale Agreement entered into on April 5, 2010 to acquire ownership of the South Bay, Thompson North and Cedar Lake properties in Manitoba, subject to a 2% NSR reserved by the vendor, in exchange for a $1,000 cash payment and 6,000,000 post-consolidation common shares valued at $0.06 per share.

(c) The Company’s shareholders ratified the adoption of a new stock option plan (the “2010 Stock Option Plan”) for insiders, employees and other service providers to the Company. Under the 2010 Stock Option Plan the Company will reserve up to 10% of the issued common shares from time to time on a rolling basis. Under the new plan the Company has reserved up to 3,400,000 post-consolidation common shares for issuance at $0.10 per share for option grants to officers, directors, employees and consultants of the Company.

(d) On July 23, 2010 the balance of the non-brokered private placement of 150,000 shares at $0.06 were issued. Each unit consists of one post consolidation share and one non-transferrable warrant to purchase an additional post-consolidation common share at $0.10 for 30 months after closing. The warrants may be subject to earlier expiry.

(e) On July 23, 2010 the Company issued 2,640,000 shares to retire $132,000 of debt.

Further Information
Additional information about the Company is available at the Canadian disclosure website www.sedar.ca